Mail Stop 6010

November 26, 2007

Ms. Deborah A. Smeltzer
Vice President and Chief Financial Officer
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, California 94710-2753

>   **Re: Dynavax Technologies Corporation**
>   **Registration Statement on Form S-3**
>   **Filed November 16, 2007**
>   **File No. 333-147455**

Dear Ms. Smeltzer:

We have limited our review of your filing solely to your pending application for confidential treatment and signatures to the registration statement. Please note that any outstanding issues with respect to your confidential treatment request must be resolved prior to requesting acceleration of the registration statement.

<u>Signatures</u>

1. Please revise the registration statement to include the signatures of the individuals required to sign the registration statement. The registration statement should be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. See instructions 1 and 2 to signatures on Form S-3.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Deborah A. Smeltzer
Dynavax Technologies Corporation
November 26, 2007
Page 2

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

      Sincerely,

      Jeffrey Riedler
      Assistant Director

cc: Robert L. Jones, Esq.
    Cooley Godwin Kronish LLP
    3175 Hanover Street
    Palo Alto, California 94306